Exhibit 12.1

Schedule of Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,					Three Months Ended March 31,
	2008	2009	2010	2011	2012	2012	2013
Earnings:
Income (loss) before income taxes and cumulative effect of accounting change	$104,538	$(41,848)	$(20,804)	$53,969	$116,453	$38,251	$24,232
Interest expense	35,903	55,857	72,307	86,192	93,200	22,406	23,697
(Gain)/loss on investment in equity investees in excess of distributed earnings	—	164	2,243	—	361	163	119
Amortization of capitalized interest	—	152	267	170	115	22	78
Loan cost amortization	—	—	—	523	2,906	727	726

Earnings	$140,441	$14,325	$54,013	$140,854	$213,035	$61,569	$48,852

Fixed Charges:
Interest expense	$35,903	$55,857	$72,307	$86,192	$93,200	$22,406	$23,697
Capitalized interest	2,040	2,764	593	883	2,249	259	676
Loan cost amortization	—	—	—	523	2,906	727	726

Fixed Charges	$37,943	$58,621	$72,900	$87,598	$98,355	$23,392	$25,099

Ratio of Earnings to Fixed Charges	3.7	0.2	0.7	1.6	2.2	2.6	1.9
Insufficient Coverage	$—	$44,296	$18,887	$—	$—	$—	$—